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                          November 4, 2020

       Richard S. Eiswirth, Jr.
       Chief Executive Officer
       Alimera Sciences, Inc.
       6120 Windward Parkway, Suite 290
       Alpharetta, GA 30005

                                                        Re: Alimera Sciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 2,
2020
                                                            File No. 333-249804

       Dear Mr. Eiswirth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Charles D. Vaughn, Esq.